Kline Law Group, PC

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

May 17, 2022

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Mr. Benjamin Holt

Re:	Trans Global Group, Inc.
Registration Statement on Form 10-12G
Filed January 6, 2022
File No. 000-56383

Dear Mr. Holt:

On behalf of Trans Global Group, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated February 2, 2022, we are writing to supply additional information and to indicate the changes that have been made in the Company’s Form 10-12G/A, Amendment No. 1 (the “Amendment”).

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Amendment No. 2 to Form 10-12G filed March 25, 2022

General

Comment 1.	Please expand the fourth paragraph of the explanatory note to disclose that your principal executive offices are located in China and your sole executive officer and director is located in and has significant ties to China.

Response 1.	We have revised the fourth paragraph of the explanatory note as instructed.

United States Securities and Exchange Commission

Division of Corporation Finance

May 17, 2022

Comment 2.	We note your cross-reference in the sixth paragraph of the explanatory note to the risk factor “Although the audit report included in this prospectus was issued by U.S. auditors...” However, according to the audit report, Assentsure PAC is based in Singapore. Please revise to clarify your disclosure as appropriate. Please also update the cross-reference to provide the page number where the detailed discussion of the risk factor occurs.

Response 2.	We have revised the disclosure in the sixth paragraph of the explanatory notes and on page 6 to clarify that Assentsure PAC is PCAOB qualified but is based in Singapore.

Comment 3.	We note your response letter dated March 2, 2022 and your statements therein in response to comments 6, 7, 10, and 12 that the company does not plan to utilize a VIE structure. We also note your statement on page 24 that you do not plan to acquire any VIEs to conduct your China-based operations. The language of these statements leaves open the possibility that you could use VIEs to conduct China-based operations. Please revise your disclosure in response to our prior comments if you retain the option of using VIEs to conduct business operations in China (including Hong Kong and Macau) or, alternatively, revise to clearly specify any such limitation. In the event you will not use VIEs to conduct business operations in China (including Hong Kong and Macau), please revise your disclosure to clarify that this may therefore limit the pool of acquisition candidates because of China’s foreign investment negative list.

Response 3.	We have revised the disclosure on page 25 to indicate that the Company will not utilize any VIE structure to execute our business plan or to make any VIE acquisitions.

Comment 4.	We note your disclosure on page 29 that in the opinion of your PRC legal counsel, you are not required to apply for CSRC approval under the Regulations on Mergers of Domestic Enterprises by Foreign Investors. We also note your disclosure on page 8 that you were advised by your PRC legal counsel that you are not currently subject to any pre-approval requirement from the CAC to operate your business or conduct this registration. Please file PRC counsel’s consent as an exhibit to the registration statement..

Response 4.	The request PRC counsel consent is filed with the Amendment.

Item 1. Business, page 1

Comment 5.	We note your response to comment 5. Please expand the third paragraph on page 2 to disclose that your sole executive officer and director is located in and has significant ties to China. Please update the cross-references in the fourth, fifth, and sixth paragraphs on page 2 to provide the page number where the detailed discussion of the risk factors occurs. Additionally, if you retain the option of using VIEs to conduct business operations in China, please revise to address how recent statements and regulatory actions by China’s government related to the use of VIEs may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response 5.	The requested cross-references have been included.

United States Securities and Exchange Commission

Division of Corporation Finance

May 17, 2022

Comment 6.	We note your responses to comment 6 and comment 10. Please revise the business section to provide a clear description of how cash will be transferred through the post- combination organization if you acquire a company based in China. State whether any transfers, dividends, or distributions have been made to date, and quantify the amounts where applicable. Additionally, if you retain the option of using VIEs to conduct business operations in China: (i) disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements, and (ii) describe any restrictions and limitations on your ability to distribute earnings from your consolidated VIEs to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements..

Response 6.	We have revised the business section as requested on page 6. As the Company will not utilize a VIE structure, we make no further revisions pertaining to the VIE structures.

Comment 7.	We note your response to comment 7. If you retain the option of using VIEs to conduct business operations in China, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response 7.	The Company will not utilize a VIE structure.

United States Securities and Exchange Commission

Division of Corporation Finance

May 17, 2022

Comment 8.	We note your response to comment 8. Please revise pages 6, 7, and 8 to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factor section, including the page number where the detailed discussion of each risk factor occurs.

Response 8.	The requested disclosures have been included in Item 1- Business section beginning on page 1 and in the Risk Factors section beginning on page 18 in the Amendment.

Comment 9.	We note your response to comment 11. Please disclose in the business section that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Additionally, please discuss the existence of additional legislation that would shorten the time frame in which the PCAOB must be able to inspect the auditor from three years to two years. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

Response 9.	This disclosure was previously included in the explanatory note but has also been added to the business section on page 6 with appropriate cross-references the related risk factors.

Item 1A. Risk Factors, page 4

Comment 10.	We note your response to comment 12. If you retain the option of using VIEs to conduct business operations in China, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response 10.	The Company will not utilize a VIE structure.

Comment 11.	We note your response to comment 15. Please revise pages 28 and 29 to explain how CAC oversight could impact the process of searching for a target and completing an initial business combination.

Response 11.	The Risk Factor “The approval of the CSRC or other PRC regulatory agencies may be required under PRC law” on Page 30 been expanded as requested.

United States Securities and Exchange Commission

Division of Corporation Finance

May 17, 2022

Comment 12.	We note your response to comment 16. Please revise page 36 to clarify the location of your auditor. In this regard, we note that according to the audit report, Assentsure PAC is based in Singapore. However, the risk factor states that the audit report was issued by U.S. auditors.

Response 12.	The requested disclosure has been included on page 37.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 46

Comment 13.	We note your response to comment 18. Please revise your beneficial ownership table to clarify the amount of holdings of Series B Preferred Stock and Series AA Preferred Stock held by each of Chen Ren and Jiacheng Tang.

Response 13.	All the outstanding shares of Series AA Preferred Stock has been previously converted to common stock, and such common stock ownership is reflected in the beneficial ownership table. The aggregate holdings of Series B Preferred Stock by Chen Ren and Jiacheng Tang was previously disclosed in footnote 3 to the beneficial ownership table, and such footnote has been amended to note the number of shares held by each.

Comment 14.	We note your response to comment 18 and that VS Services LLC and National Financial Services LLC are no longer listed in your beneficial ownership table as of March 18, 2022. Please advise us why VS Services LLC and National Financial Services LLC have been removed from you beneficial ownership table.

Response 14.	After the recent conversion of Series AA Preferred Stock by the two holders thereof, the shareholdings of VS Services LLC and National Financial Services LLC simply dropped below the required disclosure level for inclusion on the beneficial ownership table.

Item 6. Executive Compensation, page 48

Comment 15.	We note your response to comment 23. Please update the compensation disclosure for the fiscal year ended December 31, 2019. See Item 402(n) of Regulation S-K.

Response 15.	Updated disclosure has been included on page 49 in the Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

May 17, 2022

Comment 16.	We note your response to comment 24. However, it appears the director compensation table on page 49 duplicates the officer compensation table on page 48, because both Mr. Ren and Mr. Dwyer were also officers of the company during the periods presented. Please revise. See Items 402(n) and 402(r) of Regulation S-K.

Response 16.	The Company paid no compensation to any director who was not also an officer during the relevant periods. As a result, the table has been removed.

Item 11. Description of Registrant’s Securities to be Registered, page 25

Comment 17.	Please reconcile the March 7, 2022 conversion of 200,000 shares of Series AA Preferred Stock into 12,000,000,000 shares of Common Stock. In this regard, we note that your disclosure indicates that one share of Series AA Preferred Stock is convertible into 60,000 shares of Common Stock. However, according to Article IV of your restated certificate of incorporation, one share of Series AA Preferred Stock is convertible into 10,000 shares of Common Stock. Please also revise Item 10 as appropriate.

Response 17.

The filed restated certificate includes a scrivener’s error. The conversion rate is 1 for 60,000 and the board honored that intended conversion rate in connection with the conversion. The company does not intent to issue any additional shares of Series B Preferred Stock but will amend the filed articles to correct the conversion rate should it elect to issue such shares in the future.

The disclosure in Item 10 has been revised.

Comment 18.	We note your response to comment 26. Please reconcile the discrepancies between your disclosure on pages 52 and 53 as compared to Article IV of your restated certificate of incorporation, including the following:

●	Applicable state law;
●	Number of shares of preferred stock designated Series AA;
●	Voting rights of the Series AA Preferred Stock;
●	Conversion rights of the Series AA Preferred Stock.

Response 18.	The disclosure in Item 11 has been revised.

United States Securities and Exchange Commission

Division of Corporation Finance

May 17, 2022

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Very truly yours,

Kline Law Group, PC

/s/ Scott C. Kline
Scott C. Kline

cc	Chen Ren
Trans Global Group, Inc.